Lans Holdings Inc.
Penthouse Menara Antara, No 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

November 9, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Chris Chase

Re:          Lans Holdings Inc.
Post Effective Amendment No. 1 to Registration Statement on Form S-1
Filed September 23, 2010
Form 10-K for the Fiscal Year Ended November 30, 2009
File No.: 333-148385

Dear Mr. Chase:

I write on behalf of Lans Holdings, Inc., (the “Company”) in response to Staff’s letter of October 21, 2010, by H. Christopher Owings, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Post Effective Amendment on Form S-1, filed September 23, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment no.1 to registration statement on form s-1 general

1.
please update the disclosure throughout your filing to reflect the current status of your company with a view explaining to the readers what efforts, if any, you have taken to begin operations.  by way of example only, and not intended as an exhaustive list, we note that your disclosure on page 31 that you “intend to continue the development and refinement of our product over the coming months” is identical to the disclosure in your registration statement that went effective on april 11, 2008.  similarly, you state throughout your registration statement that you “will require additional financing,” however, you give no indication as what efforts, if any, you have made over the last 2 years to obtain additional financing in order to pursue your stated business plan.

In response to this comment, the Company has been unable to acquire financing to implement its business plan.  Thus, the disclosures are accurately stated.  The Company added language to explain that the implementation of its business plan has been significantly delayed because of the inability to raise capital.

registration statement cover page

2.	please revise your facing sheet to include the applicable amendment number. see rule 470 of regulation c under the securities act of 1933.

In response to this comment, the Company included the Amendment #2 on the cover page.

summary, page 4

3.
we note your indication here and under “determination of offering price” and “plan of distribution,” that your common stock is quoted on the otcbb, however, you will be offering your shares at a fixed price until your common stock becomes “actively traded on the otcbb” (emphasis added).  it is not clear to us, however, how you or anyone else will be able to assess whether an “active trading market” has developed for your common stock.  therefore, please revise your prospectus to indicate that your selling shareholders will offer their shares at a fixed price of $0.03 for the duration of the offering without regard to whether an active market ever develops for your common stock.  alternatively, please simply indicate that selling stockholders may sell their shares at prevailing market prices or privately negotiated prices.

In response to this comment, the Company chose to indicate that the selling stockholders may sell their shares at prevailing market prices or privately negotiated prices.

signature

4.	it appears that you have used the signature language from form s-3. please revise to use the certification from s-1.

In response to this comment, the Company revised the signature language to reflect the certification from Form S-1.

form 10-k for the fiscal year ended November 30, 2009

financial statements, page f-1

statements of operations, page f-3

5.	there are no amounts presented under the heading “year ended November 30, 2009.” please amend your filing to include statements of operations and net loss per share for all required periods.

In response to this comment, the Company including this information in the POSAM and amended 10-K.

6.
when you file the above requested amendment, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures, as you do not appear to have been effective in ensuring that all information required to be disclosed in this form 10-k was reported within the specified time period.

In response to this comment, the Company was able to file on time, but needed an extra few days because of the review of the independent auditor.  Also, the omissions in the Statements of Operations were a result of a filing error, also unrelated to disclosure controls and procedures.

exhibit 31

7.
your certifications should appear exactly as set forth in item 601(b)(31) of regulation s-k.  in this regard, we note that you changed a citation in paragraph 4 and deleted a clause from paragraph 4(d).  please revise.

In response to this comment, the Company revised the certifications.

Sincerely,

/s/ Eng Kok Yap
Eng Kok Yap